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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G





                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            Evergreen Resources, Inc.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)
                                    299900308
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                                 (CUSIP Number)



Check here if a fee is being paid with this statement: . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













                                PAGE 1 OF 4 PAGES

---------------------                                      ---------------------
CUSIP No.   299900308                  13G                 Page  2  of  4  Pages
---------------------                                      ---------------------

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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John Hancock Mutual Life Insurance Company
          I.R.S. No. 04-1414660
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |_|
          N/A
--------------------------------------------------------------------------------
   3      SEC USE ONLY

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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Commonwealth of Massachusetts
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                      5     SOLE VOTING POWER
    Number of
     Shares                 2,498,376:  905,660  shares  owned  directly by John
                            Hancock Mutual Life Insurance  Company and 1,592,716
                            shares   owned   by   its   indirect,   wholly-owned
                            subsidiary John Hancock Energy Resources Management,
                            Inc.
                   -------------------------------------------------------------
  Beneficially        6     SHARED VOTING POWER
    Owned by
      Each                  -0-

                   -------------------------------------------------------------
    Reporting         7     SOLE DISPOSITIVE POWER
     Person
      With                  2,498,376:  905,660  shares  owned  directly by John
                            Hancock Mutual Life Insurance  Company and 1,592,716
                            shares   owned   by   its   indirect,   wholly-owned
                            subsidiary John Hancock Energy Resources Management,
                            Inc.
                   -------------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                            -0-

--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,498,376:  905,660  shares owned directly by John Hancock Mutual Life
          Insurance Company and 1,592,716 shares owned by its indirect, wholly-owned subsidiary John Hancock Energy Resources Management, Inc.
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          N/A
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          25.8%: 9.3% directly by John Hancock Mutual Life Insurance Company and 16.4% by its indirect, wholly-owned subsidiary, John Hancock Energy Resources Management, Inc.
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          IC, IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 2 OF 4 PAGES

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


     Item 1(a)      Name of Issuer:
                    Evergreen Resources, Inc.

     Item 1(b)      Address of Issuer's Principal Executive Offices:
                    1000 Writer Sq.
                    1512 Larimer St.
                    Denver, CO 80202

     Item 2(a)      Name of Person Filing:
                    This filing is made on behalf of John Hancock Mutual Life Insurance Company ("JHMLICO").

     Item 2(b)      Address of the Principal Offices:
                    The principal business office of JHMLICO is located at John Hancock Place, P.O. Box 111, Boston, MA 02117.

     Item 2(c)      Citizenship:
                    JHMLICO is organized and exists under the laws of the Commonwealth of Massachusetts.

     Item 2(d)      Title of Class of Securities:
                    Common Stock

     Item 2(e)      CUSIP Number:
                    299900308

     Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    JHMLICO:  (c) (X)   Insurance Company as defined in
                                        ss.3(a)(19) of the Act.

                              (e) (X) Investment Adviser registered under ss.203 of the Investment Advisers Act of 1940.


     Item 4         Ownership:

                    (a) Amount Beneficially Owned: JHMLICO has direct beneficial ownership of 2,498,376 shares of Common
                         Stock: 905,660 shares owned directly by JHMLICO and 1,592,716 shares owned by its indirect, wholly-owned subsidiary, John Hancock Energy Resources Management, Inc. ("JHERM") including JHERM's Warrants to Purchase Common Stock, exercisable now for 200,000 shares.

                    (b)  Percent of Class:  25.8%


                                PAGE 3 OF 4 PAGES

                    (c)  (i)    sole power to vote or to direct the vote:
                                JHMLICO has sole power to vote or to direct the vote of the 905,660 shares discussed in Item
                                4(a) above JHERM has direct ownership of its 1,592,716 shares.

                         (ii)   shared power to vote or to direct the vote:  -0-

                         (iii)  sole power to dispose or to direct the
                                disposition:
                                JHMLICO has sole power to dispose or to direct the disposition of the 905,660 shares as discussed in Item 4(a) above. JHERM has direct beneficial ownership of its 1,592,716 shares.

                         (iv) shared power to dispose or to direct the disposition of: -0-

     Item 5         Ownership of Five Percent or Less of a Class:
                    Not applicable.

     Item 6         Ownership  of More than Five  Percent  on Behalf of  Another
                    Person:
                    Not applicable.

     Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    As noted in Item 4, above.

     Item 8         Identification and Classification of Members of the Group:
                    Not applicable.

     Item 9         Notice of Dissolution of a Group:
                    Not applicable.

     Item 10        Certification:
                    By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      John Hancock Mutual Life Insurance Company


                                      By:      /s/ Barry E. Welch
                                               ------------------------------
                                      Name:    Roger G. Nastou
Dated: January 21, 1998               Title:   Vice President



                                PAGE 4 OF 4 PAGES